SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.     )*

NovoCure Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6674U 108

(CUSIP Number)

Joseph L. Cannella

Easton & Van Winkle LLP

3 Park Avenue, 16th Floor

New York, NY 10016

(212) 561-3633

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

(December 31, 2015)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Volati Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Jersey (Channel Islands)

Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 8,599,282(1)
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 8,599,282(1)
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 8,599,282(1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 10.28%(2)
(14)	Type of reporting person: CO

(1)	Consists of 7,658,979 ordinary shares and 913,303 ordinary shares which may be acquired for $3.59 per share on exercise of three warrants. The ordinary shares and the warrants are collectively referred to herein as the “Securities”.
(2)	Based on the issuer’s ordinary shares in the amount of 83,618,701 outstanding on October 22, 2015.

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, no par value (“Ordinary Shares”), of NovoCure Limited, a Jersey (Channel Islands) corporation (the “Company”), with its principal executive offices at Le Masurier House, La Rue Le Masurier, St. Helier, Jersey JE2 4YE.

Item 2.	Identity and Background.

(a) This statement is filed by Volati Limited a company organized under the laws of Jersey (Channel Islands) (the “Reporting Person “). The affairs of the Reporting Person are managed by CS Directors Limited, whose directors and authorized representatives are identified on Schedule A, attached hereto. The Reporting Person is beneficially owned by Oden Trust. The affairs of Oden Trust are managed by the trustee of Oden Trust, Church Street Trustees Limited, whose authorized representatives are the same individuals listed on Schedule A with respect to CS Directors Limited (collectively, with CS Directors Limited, Oden Trust and Church Street Trustees Limited, the “Identified Persons”). The Oden Trust was settled by Mr. Gert Lennart Perlhagen, who is a director of the issuer, and its beneficiaries include Mr. Perlhagen. Mr. Perlhagen possesses no voting or investment power over the shares owned by the Reporting Person and Mr. Perlhagen disclaims ownership of such shares.

(b) The principal business address of the Reporting Person is Charter Place, 23-27, Seaton Place, St. Helier, Jersey JE115Y (Channel Islands).

(c) The principal business of the Reporting Person is investments, including investment in the Securities of the issuer.

(d) Neither the Reporting Person nor any of the Identified Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any of the Identified Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a company organized under the laws of Jersey (Channel Islands).

Item 3.	Source and Amount of Funds or Other Consideration.

During the period commencing July 2001 and ended March 2009, the Reporting Person, or its affiliate, acquired the following capital stock of the issuer: 1,775,633 ordinary shares; Series A convertible preferred shares convertible into 131,380 ordinary shares; Series C convertible preferred shares convertible into 618,411 ordinary shares; Series D convertible preferred shares convertible into 829,546 ordinary shares; Series E convertible preferred shares convertible into 2,823,670 ordinary shares; Series F convertible preferred shares convertible into 1,121,329 ordinary shares and Series G convertible preferred shares convertible into 231,369 ordinary shares. In connection with the acquisition of the above mentioned shares, the Reporting Person, or its affiliate, also acquired warrants to acquire 1,067,904 ordinary shares. The total cost of the acquisitions referenced above was $10,564,834.00, and was made with the funds of the Reporting Person.

On October 7, 2015, the Reporting Person converted the shares of series preferred stock listed in the paragraph directly above into 5,755,705 ordinary shares. On October 9, 2015, the Reporting Person exercised warrants to acquire 154,601 ordinary shares at an exercise price of $3.54 per share.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities for investment purposes. The Oden Trust which beneficially owns the Reporting Person, was settled by Mr. Gert Lennart Perlhagen, who is a director of the issuer. Mr. Perlhagen is a beneficiary of the Oden Trust and possesses no voting or investment power over the shares owned by the Reporting Person. Mr. Perlhagen disclaims ownership of such shares.

The Reporting Person does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 7,658,979 ordinary shares and 913,303 ordinary shares which may be acquired for $3.59 per share on exercise of three warrants. The ordinary shares and the warrants are collectively referred to herein as the “Securities”. The Securities, or the securities from which they were converted or acquired, were acquired by the Reporting Person, or its affiliate, from time to time during the period commencing on July 2001 and ending on March 2009.

(b)	The Reporting Person has sole voting power and sole dispositive power over the shares of common stock, and does not have shared voting power or shared dispositive power over any shares of common stock. The affairs of the Reporting Person are managed by CS Directors Limited, whose directors and authorized representatives are identified on Schedule A, attached hereto. The Reporting Person is beneficially owned by Oden Trust. The affairs of Oden Trust are managed by the trustee of Oden Trust, Church Street Trustees Limited, whose authorized representatives are the same individuals listed on Schedule A with respect to CS Directors Limited.

(c)	Except as reported in Item 3 above, the Reporting Person has not affected any transactions in the capital stock of the issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

VOLATI LIMITED

By:	CS DIRECTORS LIMITED

/s/ Daniel Philip Toft
Name:	Daniel Philip Toft
Title:	Authorized Signatory

/s/ Stuart Edward McInnes
Name:	Stuart Edward McInnes
Title:	Authorized Signatory

SCHEDULE A

IDENTIFIED PERSONS

CS Directors Limited, a corporation organized under the laws of Jersey (Channel Islands), whose business address is Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y and whose principal business is providing services as a fiduciary.

Oden Trust, a trust organized under the laws of Jersey (Channel Islands), whose business address is Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y and whose principal business is investments.

Church Street Trustees Limited, a corporation organized under the laws of Jersey (Channel Islands), whose business address is Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y and whose principal business is providing services as a fiduciary.

Name	Position	Citizenship	Principal Occupation	Business Address
Richard Michael Kearsey	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Brian Hamilton Morris	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Juan Luis Medina	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Siobhan Mary McGrath	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Elizabeth Anne Nursey	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Stuart Edward McInnes	Director	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Daniel Philip Toft	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Julie Anne Gavin	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Samantha Kay Flambard	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Joanne Felicity Walton-Calvert	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Ross Leon de Biasi	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y

Sarah Jane Dawes	Authorized Signatory	British Citizenship	Fiduciary Business Employee CS Directors Limited Church Street Trustees Limited	Charter Place, 23-27 Seaton Place, St. Helier, Jersey JE115Y